DANIEL H. LUCIANO

------------

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

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June 25, 2010

Mr. Ajay Koduri

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Compass Acquisition Corporation
Preliminary Information Statement on Schedule 14C
Filed June 10, 2009
File No. 000-52347

Dear Mr. Koduri:

I am writing on behalf of my client, Compass Acquisition Corporation (Compass), in respect of the Comment Letter from Securities and Exchange Commission dated June 18, 2010 concerning my client’s Preliminary Information Statement. As disclosed in the Preliminary Information Statement, Compass recently acquired all of the issued and outstanding shares of capital stock of Tsing Da Century Education Technology Co. Ltd., a British Virgin Islands company (Tsingda).

In response to the Comment Letter, we respectfully submit that additional information as the Commission posited in its comment letter is not required for the following reasons:

1. Notes to Schedule 14C. The Notes to Schedule 14C (“Notes”) to which the Staff refers to in its Comment Letter, and which provides guidance on this issue, reads as follows;

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.” (emphasis added)

In our view, the initial sentence of the Notes contemplates two, contemporaneous corporate acts.  The example in the second sentence further clarifies the initial sentence. As our emphasized text in the Notes reflects, the additional securities to be authorized are a necessary ingredient to acquire the other company (in our case, Tsingda). Again, affirming two, contemporaneous corporate acts. In fact, the example suggests that the increase in authorized shares is a condition precedent to the acquisition. Under that scenario, it is clear that the information regarding the two, pending corporate acts should be presented in the same Schedule 14C.

The scenario depicted in the Notes, however, does not describe the Tsingda transaction. At closing of our transaction, the acquisition of Tsingda was a fait accompli. Moreover, the closing was not conditioned upon any other act or event, including the increase in authorized (ordinary) shares or other charter amendment. The transaction was legally effected without the use or need of the authorizing additional securities of Compass. A shareholder vote approving the increase of the authorized shares, the filing of the charter amendments with the governing body, and other events that are typically associated with the increase of authorized shares or other charter amendments were not conditions precedent to the closing. At closing, the Tsingda shareholders unconditionally owned in excess of 90% of the outstanding voting securities of the Compass and Compass unconditionally owned all of the issued and outstanding shares of Tsingda (See Compass Form 8-K filed on May 28, 2010). Nothing contained in the governing agreement among the parties qualifies the preceding statements. Frankly, the Tsingda shareholders could maintain their current preferred stock position indefinitely without the need to convert to ordinary shares, absent a potential interest to sell the ordinary shares received upon conversion of the preferred stock into a yet to be established market at some undetermined future date.  Seventeen days post closing, Compass sought to increase its authorized shares, among other corporate acts by filing its Schedule 14C. Clearly, the Tsingda acquisition and the corporate acts contained in the Schedule 14C are not contemporaneous.

2. Prior Shareholder Vote. The Compass shareholders have previously authorized the creation of the “blank check” preferred stock and thus by implication, have previously authorized the Tsingda transaction or a similar type transaction. The creation of the blank check preferred stock affords an issuer company tremendous flexibility to effect capital raising and restructuring transactions, similar to the Tsingda transaction. In the Tsingda transaction, the Compass management legally accessed this mechanism and legally effected the transaction.

3. Alternative Transaction Structure. To suggest that another closing structure was available for the Tsingda transaction that fits neatly within the scenario depicted in the Notes ignores the factual and legal reality of the Tsingda transaction. Moreover, to suggest that this other closing structure is in effect tantamount to the manner in which the Tsingda transaction was closed, in our view, significantly diminishes the legal significance of blank check preferred shares discussed above. It bears repeating that these blank check shares have been previously authorized by the Compass shareholders.

In conclusion, it is our position that unlike the scenario illustrated in the Notes, Compass did not have two, pending corporate acts when it filed its Schedule 14C, and consequently, there is no need to present additional information in the Schedule 14C with respect to the transaction.

Finally, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

We appreciate your consideration of these matters.

Sincerely,

/s/ Daniel H. Luciano

Daniel H. Luciano

DHL/ll